Quanta Centre, Inc.

Balance Sheet - 2020

Cash	3012.92
Cash - Savings	100
Computer software	3815
Amortization	-2685
Deferred Tax Asset*	1,328.40
Total Assets	5571.32
RE (Prior Years' Loss)	-5,182.54
Net (loss) 2020	-2346.14
Contributed capital	13,100.00
	5571.32

Income statement - 2020

Deferred Tax Benefit*	414.00
Revenue	414.00
expenses	
Amortization	1,272.00
Marketing	0
Prof fees	660
hosting	444.00
Misc	384.14
Total Expenses	2,760.14
Net (loss) 2020	-2,346.14

*Deferred Tax Benefit (NOLs)

Year	NOL	Tax Rate	Deferred
2018	1,154.00	0.15	173.10
2019	4,942.00	0.15	741.30
2020	2,760.00	0.15	414.00
			1,328.40